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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                           The Quizno's Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    749058103
           --------------------------------------------------------
                                 (CUSIP Number)

                                Arthur E. Levine
                                    President
                    Levine Leichtman Capital Partners, Inc.
                        Beverly Hills, California 90210
                                 (310) 275-5335
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 12, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 749058103

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
     Levine Leichtman Capital Partners II, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   X
     (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 NUMBER OF                    (7) Sole Voting Power
 SHARES
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     (8) Shared Voting Power
 EACH                             516,486 (See Item 5)
 REPORTING                   --------------------------------------------------
 PERSON WITH                  (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  516,486 (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     516,486 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.1% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

CUSIP No. 749058103

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
     LLCP California Equity Partners II, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   X
     (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 NUMBER OF                    (7) Sole Voting Power
 SHARES
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     (8) Shared Voting Power
 EACH                             516,486 (See Item 5)
 REPORTING                   --------------------------------------------------
 PERSON WITH                  (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  516,486 (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     516,486 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.1% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

CUSIP No. 749058103

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
     Levine Leichtman Capital Partners, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   X
     (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 NUMBER OF                    (7) Sole Voting Power
 SHARES
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     (8) Shared Voting Power
 EACH                             516,486 (See Item 5)
 REPORTING                   --------------------------------------------------
 PERSON WITH                  (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  516,486 (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     516,486 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.1% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

CUSIP No. 749058103

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
     Arthur E. Levine
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   X
     (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
 NUMBER OF                    (7) Sole Voting Power
 SHARES
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     (8) Shared Voting Power
 EACH                             516,486 (See Item 5)
 REPORTING                   --------------------------------------------------
 PERSON WITH                  (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  516,486 (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     516,486 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.1% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 749058103

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).
     Lauren B. Leichtman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   X
     (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
 NUMBER OF                    (7) Sole Voting Power
 SHARES
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     (8) Shared Voting Power
 EACH                             516,486 (See Item 5)
 REPORTING                   --------------------------------------------------
 PERSON WITH                  (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  516,486 (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     516,486 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     18.1% (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

           This statement relates to shares of the Common Stock, par value $.001 per share (the "Common Stock") of The Quizno's Corporation, a Colorado corporation (the "Issuer"). In addition, certain references are made in this statement to the Class A Cumulative Convertible Preferred Stock of the Issuer (the "Class A Preferred"), the Class C Cumulative Preferred Stock of the Issuer (the "Class C Preferred"), the Class D Cumulative Preferred Stock of the Issuer (the "Class D Preferred") and the Class E Cumulative Preferred Stock of the Issuer (the "Class E Preferred"), each of which is currently convertible into shares of Common Stock on a one-for-one basis, but is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Issuer maintains its principal executive offices at 1415 Larimer Street, Denver, CO 80202.

ITEM 2.    IDENTITY AND BACKGROUND

           This Schedule 13D is being filed pursuant to a Joint Reporting Agreement dated December 19, 2000, a copy of which is attached as EXHIBIT 1 hereto, among and on behalf of Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons").

           (a)    PARTNERSHIP.

                  The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

           (b)    GENERAL PARTNER.

                  The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

           (c)    CAPITAL CORP.

                  Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

           (d)    MR. LEVINE.

                  Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp. Mr. Levine is also an executive officer of Capital Corp.

           (e)    MS. LEICHTMAN.

                  Ms. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp. Ms. Leichtman is also an executive officer of Capital Corp.

                  During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Persons may also be members of a "group" within the meaning of Rule 13d-5(b)(1) for the limited purposes described in Items 4 and 6 below. The other members of the group may include Richard E. Schaden ("RES") and Richard F. Schaden ("RFS" and, together with RES, the "Principal Shareholders"). To the extent that such a group exists, this Schedule 13D is also being individually filed by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) to satisfy such group's filing obligations.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Pursuant to a Securities Purchase Agreement dated as of November 12, 2000 (the "Securities Purchase Agreement"), among the Issuer, certain subsidiaries of the Issuer and the Partnership, a copy of which is attached as
EXHIBIT 2 hereto, the Issuer and certain of its subsidiaries jointly and severally issued and sold to the Partnership a Secured Senior Note Due 2005 dated December 12, 2000, in the principal amount of $13,862,259.84 (the "Note"). As part of the same transaction, the Issuer issued and sold to the Partnership a warrant to purchase 461,548 shares of Common Stock (the "Common Warrant"). In addition, the Issuer issued and sold to the Partnership a warrant to purchase 23,767 shares of Class A Preferred (the "Class A Warrant"), a warrant to purchase 9,279 shares of Class C Preferred (the "Class C Warrant"), a warrant to purchase 12,209 shares of Class D Preferred (the "Class D Warrant") and a warrant to purchase 9,683 shares of Class E Preferred (the "Class E Warrant" and, together with the Common Warrant, the Class A Warrant, the Class C Warrant and the Class D Warrant, the "Warrants"). (The Warrants together with the Note are referred to herein as the "Securities".) The Securities were acquired by the Partnership for an aggregate purchase price of $13,862,259.84. Copies of the Note, Common Warrant, Class A Warrant, Class C Warrant, Class D Warrant and Class E Warrant are attached as EXHIBITS 3 THROUGH 8 hereto, respectively.

           The Partnership funded its purchase of the Securities with capital contributions made by the partners of the Partnership in the aggregate amount of $13,862,259.84, in response to a Call to Purchase Portfolio Securities dated October 20, 2000.

ITEM 4.    PURPOSE OF TRANSACTION

           The Partnership acquired the Securities pursuant to the Securities Purchase Agreement for investment purposes only.

           In connection with the acquisition by the Partnership of the Securities, and pursuant to the terms of an Investor Rights Agreement dated as of December 12, 2000 (the "Investor Rights Agreement"), among the Issuer, the Principal Shareholders and the Partnership, a copy of which is attached as
EXHIBIT 9 hereto, the Issuer has granted certain management, investment monitoring and other rights to the Partnership. Among other rights, the Partnership may require the Issuer, if the Partnership determines, based on the advice of counsel, that it is required to maintain a representative of the Purchaser on the Board of Directors of the Issuer in order to qualify as a "venture capital operating company" for purposes of ERISA compliance, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the respective Principal Shareholders. If the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, the Principal Shareholders have agreed to vote (or cause to be voted) the shares of Common Stock owned by them in favor of such election or appointment. The Principal Shareholders have also granted to the Partnership certain co-sale rights with respect to the shares of equity securities of the Issuer owned by them, respectively, as more fully described in the Investor Rights Agreement. While the Partnership did not acquire the Securities with the purpose of changing or influencing control of the Issuer, such acquisition, after giving effect to the management, investment monitoring and other rights granted to the Partnership under the Investor Rights Agreement, may have the effect of changing or influencing control of the Issuer within the meaning of Rule 13d-3(d)(1)(i).

           The Issuer commenced a tender offer on November 13, 2000 for shares of its Common Stock at a purchase price of $8.00 per share which expired by its terms on December 11, 2000 (the "Tender Offer"). The Tender Offer could result in the de-listing of the Common Stock from the Nasdaq Small Cap Market and in the termination of registration of the Common Stock of the Issuer under the Exchange Act. In conjunction with the Tender Offer, the Issuer announced that subsequent to the Tender Offer, the Board of Directors could determine to enter into a merger or other form of corporate transaction such that any shares not tendered by shareholders in the Tender Offer (other than shares held by the Principal Shareholders) would be converted into only the right to receive the tender offer price in cash (the "Post Tender-Offer Merger").

           The number of shares issuable under each of the Warrants is subject to adjustment upon the occurrence of certain events, including a reduction in the number of shares issuable pursuant to each Warrant in connection with the consummation of a Post Tender-Offer Merger, all as more fully described in each of the Warrants.

           Other than as described above, none of the Reporting Persons presently has any plans or proposals which would relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF CLASS:

                  Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 516,486 shares of Common Stock consisting of (i) 461,548 shares of Common Stock issuable upon the exercise of the Common Warrant, (ii) 23,767 shares of Common Stock issuable upon conversion of the 23,767 shares of Class A Preferred issuable upon the exercise of the Class A Warrant, (iii) 9,279 shares of Common Stock issuable upon conversion of the 9,279 shares of Class C Preferred issuable upon exercise of the Class C Warrant, (iv) 12,209 shares of Common Stock issuable upon conversion of the 12,209 shares of Class D Preferred issuable upon exercise of the Class D Warrant and (v) 9,683 shares of Common Stock issuable upon conversion of the 9,683 shares of Class E Preferred issuable upon exercise of the Class E Warrant. In addition, each Reporting Person may be deemed to be the beneficial owner, for the limited purposes described in Item 4 above and Item 6 below, of an additional 1,551,673 shares of Common Stock owned by the Principal Shareholders as of December 12, 2000, including (i) 778,006 shares owned by RES and (ii) 773,667 shares owned by RFS. The numbers of outstanding shares of Common Stock owned by the Principal Shareholders were represented by the Issuer to the Partnership under the Securities Purchase Agreement. (The Reporting Persons have no pecuniary interest in the shares of Common Stock owned by the Principal Shareholders.)

                  The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 18.1% of the shares of such class outstanding (following the expiration of the Tender Offer and assuming all shares tendered have been purchased) as of December 12, 2000. To the extent that a group exists as discussed in Item 2 above, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, including the shares of Common Stock owned by the Principal Shareholders, would constitute approximately 72.4% of the shares of such class outstanding (following the expiration of the Tender Offer and assuming all shares tendered have been purchased) as of December 12, 2000. Such percentages are based upon a total of 2,338,143 shares of Common Stock issued and outstanding (following the expiration of the Tender Offer and assuming all shares tendered have been purchased) as of December 12, 2000, as provided by the Issuer to the Partnership in connection with the closing of the transactions contemplated by the Securities Purchase Agreement, and was calculated in accordance with Rule 13d-3(d)(1)(i).

                  The Warrants may be exercised at any time beginning on September 12, 2001 until December 12, 2010, with respect to all or any portion of the total number of shares purchasable thereunder, except that each Warrant shall be immediately exercisable if, prior to September 12, 2001, (i) there is a Change of Control (as defined in each Warrant) or (ii) the Note has been indefeasibly paid in full or otherwise satisfied in full. The exercise price of the shares purchasable under the Warrants is $.01 per share. The number of shares issuable under each Warrant is subject to adjustment as described in Item 4 above.

           (b)    VOTING AND DISPOSITIVE POWER:

                  The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 516,486 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Item 4 above and Item 6 below, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 1,551,673 shares of Common Stock.

                  By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 516,486 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Item 4 above and Item 6 below, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 1,551,673 shares of Common Stock.

                  By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 516,486 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Item 4 above and Item 6 below, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 1,551,673 shares of Common Stock.

                  By virtue of being the sole directors, executive officers and shareholders of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 516,486 shares of Common Stock. In addition, to the extent that a group exists as discussed in Item 2 above, in the limited circumstances described in Item 4 above and Item 6 below, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 1,551,673 shares of Common Stock.

                  The holders of Class A Preferred, Class C Preferred, Class D Preferred and Class E Preferred are not entitled to any voting rights except as required by the laws of the State of Colorado.

                  Each of the Reporting Persons disclaims beneficial ownership over the 1,551,673 shares of Common Stock owned by the Principal Shareholders. See Item 4 above and Item 6 below.

           (c)    OTHER TRANSACTIONS:

                  Not Applicable.

           (d)    INTERESTS OF OTHER PERSONS:

                  Not Applicable.

           (e) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

                  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Partnership funded its purchase of the Securities with capital contributions made by the partners of the Partnership in the aggregate amount of $13,862,259.84, in response to a Call to Purchase Portfolio Securities dated October 20, 2000.

           On December 12, 2000, the Issuer issued and sold the Securities to the Partnership. A copy of each of the Note, the Common Warrant, the Class A Warrant, the Class C Warrant, the Class D Warrant and the Class E Warrant is attached as EXHIBITS 3 THROUGH 8 hereto, respectively, which describes more fully the payment and other terms thereof.

           Pursuant to the Investor Rights Agreement, a copy of which is attached as EXHIBIT 9 hereto, the Issuer has granted certain management, investment monitoring and other rights to the Partnership. Among other rights, the Partnership may require the Issuer, if the Partnership determines, based on the advice of counsel, that it is required to maintain a representative of the Purchaser on the Board of Directors of the Issuer in order to qualify as a "venture capital operating company" for purposes of ERISA compliance, to cause a representative designated by the Partnership (an "LLCP Representative") to be elected or appointed as a member of the Board of Directors of the Issuer. In addition, the Principal Shareholders have granted to the Partnership limited voting rights with respect to the shares of Common Stock owned by the Principal Shareholders, respectively. If the Partnership exercises its right to require the Issuer to cause an LLCP Representative to be elected or appointed as a member of the Board of Directors of the Issuer, the Principal Shareholders have agreed to vote (or cause to be voted) the shares of Common Stock owned by them in favor of such election or appointment. The Principal Shareholders have also granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by them, respectively, as more fully described in the Investor Rights Agreement.

           Pursuant to a Registration Rights Agreement dated as of December 12, 2000 (the "Registration Rights Agreement"), between the Issuer and the Partnership, the Partnership has been granted certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants (including, but not limited to, the right to require the Issuer to register resales of such shares on a registration statement on Form S-3). Such registration rights are described more fully in the Registration Rights Agreement, a copy of which is attached as EXHIBIT 10 hereto.

           The Issuer, certain subsidiaries of the Issuer and the Partnership entered into an Amendment No. 1 to Securities Purchase Agreement dated as of December 12, 2000 ("Amendment No. 1") pursuant to which the parties amended certain sections of the Securities Purchase Agreement. Such amendments are described more fully in Amendment No. 1, a copy of which is attached as EXHIBIT 11 hereto.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Reporting Agreement dated December 19, 2000, among the Partnership, the General Partner, Capital Corp., Mr. Levine and Ms. Leichtman.

Exhibit 2 Securities Purchase Agreement dated as of November 12, 2000, among the Issuer, certain subsidiaries of the Issuer and the Partnership.

Exhibit 3 Secured Senior Note Due 2005, dated December 12, 2000, issued by the Issuer and certain of its subsidiaries jointly and severally in favor of the Partnership in the principal amount of $13,862,259.84.

Exhibit 4 Warrant to Purchase 461,548 shares of Common Stock of the Issuer dated December 12, 2000 issued to the Partnership.

Exhibit 5 Warrant to Purchase 23,767 shares of Class A Preferred of the Issuer dated December 12, 2000 issued to the Partnership.

Exhibit 6 Warrant to Purchase 9,279 shares of Class C Preferred of the Issuer dated December 12, 2000 issued to the Partnership.

Exhibit 7 Warrant to Purchase 12,209 shares of Class D Preferred of the Issuer dated December 12, 2000 issued to the Partnership.

Exhibit 8 Warrant to Purchase 9,683 shares of Class E Preferred of the Issuer dated December 12, 2000 issued to the Partnership.

Exhibit 9 Investor Rights Agreement dated as of December 12, 2000, among the Issuer, the Principal Shareholders and the Partnership.

Exhibit 10 Registration Rights Agreement dated as of December 12, 2000, between the Issuer and the Partnership.

Exhibit 11 Amendment No. 1 to Securities Purchase Agreement dated as of December 12, 2000, among the Issuer, certain subsidiaries of the Issuer and the Partnership.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2000    LEVINE LEICHTMAN CAPITAL PARTNERS II,
                                  L.P., a California limited partnership

                             By: LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

                                      By:  Levine Leichtman Capital Partners,
                                           Inc., a California corporation,
                                           its General Partner

                                           By: /s/ ARTHUR E. LEVINE
                                              -------------------------------
                                                    Arthur E. Levine
                                                    President

                             LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                             By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                  By: /s/ ARTHUR E. LEVINE
                                     -------------------------------
                                             Arthur E. Levine
                                             President

                             LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                             By: /s/ ARTHUR E. LEVINE
                                -------------------------------
                                      Arthur E. Levine
                                      President


                             /s/ ARTHUR E. LEVINE
                             -------------------------------
                             ARTHUR E. LEVINE


                             /s/ LAUREN B. LEICHTMAN
                             -------------------------------
                             LAUREN B. LEICHTMAN